Mail Stop 4-6

      			February 17, 2005


Mr. Desmond Ross
President
Quantum Ventures, Inc.
8526 Shepherd Way
Delta BC, Canada V6C 4K1

      RE:	Quantum Ventures, Inc.
   Registration Statement on Form SB-2/A
   Filed February 11, 2005
   File No. 333-119146

Dear Mr. Ross:

      This is to advise you that a preliminary review of the above amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note:
1. Your Form SB-2 does not contain audited financial statements of Quantum Ventures, Inc. or an audit report provided by your independent accountants and therefore is not in compliance with the requirements of Item 310(a) of Regulation S-B.
2. Prior comment 39. Please check your formatting to ensure that your amendments set forth the signatures of Messrs. Nittritz and Ross.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

	You may contact Mark Kronforst at (202) 824-5341 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836 if you have questions regarding comments on the financial statements and related
matters.  Please contact Adam Halper at (202) 824-5523 or me at
(202)
942-1800 with any other questions.

							Sincerely,



							Barbara C. Jacobs
      Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	1224 Washington Ave
      Miami Beach, Florida 33139

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Quantum Ventures, Inc.
Form SB-2/A
Page 2 of 2